SCHEDULE 13D

CUSIP No. 910047109	Page 1 of 8 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

United Continental Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

910047109

(CUSIP Number)

PAR Capital Management, Inc.

Attn: Steven M. Smith

One International Place, Suite 2401

Boston, MA 02110

(617) 526-8990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 910047109	Page 2 of 8 Pages

1.	Names of Reporting Persons. PAR Investment Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,134,711
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,134,711
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,134,711
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%*
14.	Type of Reporting Person (See Instructions) PN

*	The percentage of shares beneficially owned as set forth in row 13 is based on 372,810,266 shares of common stock of the Issuer outstanding as of October 13, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended September 30, 2015, filed on October 22, 2015.

SCHEDULE 13D

CUSIP No. 910047109	Page 3 of 8 Pages

1.	Names of Reporting Persons. PAR Group, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,134,711
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,134,711
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,134,711
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%*
14.	Type of Reporting Person (See Instructions) PN

*	The percentage of shares beneficially owned as set forth in row 13 is based on 372,810,266 shares of common stock of the Issuer outstanding as of October 13, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended September 30, 2015, filed on October 22, 2015.

SCHEDULE 13D

CUSIP No. 910047109	Page 4 of 8 Pages

1.	Names of Reporting Persons. PAR Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,134,711
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,134,711
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,134,711
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%*
14.	Type of Reporting Person (See Instructions) CO

*	The percentage of shares beneficially owned as set forth in row 13 is based on 372,810,266 shares of common stock of the Issuer outstanding as of October 13, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended September 30, 2015, filed on October 22, 2015.

SCHEDULE 13D

CUSIP No. 910047109	Page 5 of 8 Pages

This Amendment No. 1 (this “Amendment”) to Schedule 13D (the “Schedule 13D”) is being filed by PAR Investment Partners, L.P., a Delaware limited partnership (“PAR Investment Partners”), PAR Group, L.P., a Delaware limited partnership (“PAR Group”), and PAR Capital Management, Inc., a Delaware corporation (“PAR Capital Management”). PAR Investment Partners, PAR Group and PAR Capital Management are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 13D. Except as otherwise specifically amended in this Amendment, items in the Schedule 13D remain unchanged.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of Schedule 13D is hereby amended and restated as follows:

PAR Investment Partners used approximately $709,203,281 (including brokerage commissions) of the working capital of PAR Investment Partners in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D. Such shares of Common Stock are or may be held from time to time by PAR Investment Partners in margin accounts established with its brokers or banks and a portion of the purchase price for the Common Stock may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Common Stock, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Item 4. PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is hereby amended by adding the following paragraph to the end thereof:

On February 5, 2016, the Reporting Persons were granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of Schedule 13D is hereby amended and restated as follows:

(a)-(b) As of February 10, 2016, PAR Investment Partners may be deemed to beneficially own 14,134,711 shares of Common Stock, representing approximately 3.8% (determined in accordance with Rule 13d-3 under the Act) of the outstanding Common Stock.

As of February 10, 2016, PAR Group, through its control of PAR Investment Partners as general partner, may be deemed to beneficially own 14,134,711 shares of Common Stock, representing approximately 3.8% (determined in accordance with Rule 13d-3 under the Act) of the outstanding Common Stock.

As of February 10, 2016, PAR Capital Management, through is control of PAR Group as general partner, may be deemed to beneficially own 14,134,711 shares of Common Stock, representing approximately 3.8% (determined in accordance with Rule 13d-3 under the Act) of the outstanding Common Stock.

The percentage of shares of the Common Stock beneficially owned as set forth above are based on 372,810,266 shares of Common Stock outstanding as of October 13, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended September 30, 2015, filed on October 22, 2015.

SCHEDULE 13D

CUSIP No. 910047109	Page 6 of 8 Pages

Representatives of the Reporting Persons have engaged in discussions with Altimeter Capital Management, Inc. (“Altimeter”) regarding strategies to enhance shareholder value in the Issuer. As a result, the Reporting Persons may be deemed members of a “group” with Altimeter as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to such definition, the Reporting Persons and Altimeter may be deemed to beneficially own the shares of Common Stock beneficially owned by each other solely for such purposes. Altimeter has advised the Reporting Persons that it is the beneficial owner of 11,500,668 shares of Common Stock, or 3.1% of the outstanding Common Stock. Based upon such advice, the Reporting Persons and Altimeter beneficially own a combined 25,635,379 shares of Common Stock, or 6.9% of the outstanding Common Stock. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by Altimeter and/or its affiliates. Accordingly, Items 11 and 13 of the cover pages to this Schedule 13D set forth the aggregate number and percentage of outstanding shares of Common Stock that are beneficially owned by the Reporting Persons. The Reporting Persons (i) own (and will continue to own) less than 5% of the total outstanding Common Stock for purposes of Treasury Regulation Section 1.382-2T(g), (ii) have the sole right to dividends and/or proceeds from the sale of the Common Stock reported in Item 11 of this Schedule 13D and have no dividend or voting rights in any other shares of Common Stock, and (iii) do not have any formal or informal understanding with Altimeter or any other stockholder of the Issuer to make any coordinated acquisitions of, or investment decisions with respect to, the Common Stock.

(c) Information with respect to all transactions by the Reporting Persons relating to the Common Stock that were effected during the past sixty days is set forth in Annex A hereto and is incorporated by reference herein.

(d) Not applicable.

(e) Not applicable.

SCHEDULE 13D

CUSIP No. 910047109	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2016

PAR INVESTMENT PARTNERS, L.P.

By:	PAR Group, L.P., its General Partner
By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
	Name:	Steven M. Smith
	Title:	Chief Operating Officer and General Counsel

PAR GROUP, L.P.

By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
	Name:	Steven M. Smith
	Title:	Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
	Name:	Steven M. Smith
	Title:	Chief Operating Officer and General Counsel

SCHEDULE 13D

CUSIP No. 910047109	Page 8 of 8 Pages

Annex A

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following tables set forth all transactions relating to the Common Stock effected by the Reporting Persons in the past sixty days that have not been previously reported on Schedule 13D. Unless otherwise noted, all such transactions were effected in the open market through a broker and all prices per share include commissions.

PAR Investment Partners, L.P.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
1/26/2016 (1)	55,000	46.97
1/26/2016 (1)	881,500	46.99
1/29/2016 (1)	209,700	46.64
2/4/2016 (1)	20,000	47.66
2/5/2016	40,000	47.79
2/5/2016	238,114	46.70
2/8/2016 (1)	(25,000)	45.54
2/8/2016 (1)	(200,000)	45.54
2/8/2016 (1)	(209,700)	45.54
2/8/2016 (1)	(10,000)	45.54
2/8/2016 (1)	(425,000)	45.54
2/8/2016 (1)	(20,000)	45.54
2/8/2016	425,000	45.58
2/8/2016	30,000	45.58
2/8/2016	434,700	45.58
2/9/2016	1,612,500	46.12
2/9/2016	2,100	45.63
2/9/2016	411,069	46.11
2/9/2016	153,439	45.96
2/9/2016 (1)	(1,612,500)	46.05
2/10/2016	1,587,500	48.03
2/10/2016	192,389	48.02
2/10/2016	47,900	47.95
2/10/2016(1)	(1,587,500)	47.86

(1)	The noted trades were swap transactions.